Exhibit 99.5

VCOC LETTER AGREEMENT

MIDDLEFIELD BANC CORP.
15985 EAST HIGH STREET
MIDDLEFIELD, OH 44062

May 26, 2022

Castle Creek Capital Partners VI, LP

6051 El Tordo

Rancho Santa Fe, CA 92091

Dear Sir/Madam:

Reference is made to the Agreement and Plan of Merger by and among Middlefield Banc Corp., an Ohio corporation ( “Middlefield”), Liberty Bancshares, Inc., an Ohio corporation (“Liberty”), and MBCN Merger Subsidiary, an Ohio limited liability company and wholly owned subsidiary of Middlefield (“Merger Sub”), dated as of May 26, 2022 (the “Merger Agreement”), pursuant to which Liberty agreed to merge with and into Merger Sub with Merger Sub surviving the merger and shares of Middlefield Common Stock will be issued to Castle Creek Capital Partners VI, LP (the “VCOC Investor”). Capitalized terms used herein without definition shall have the respective meanings in the Merger Agreement.

For good and valuable consideration acknowledged to have been received, Middlefield hereby agrees that it shall, effective as of the Closing:

•	For so long as the VCOC Investor, directly or through one or more Affiliates, continues to hold any Middlefield Common Stock, provide the VCOC Investor or its designated representative with the governance rights set forth in the Voting and Shareholder Agreement, dated as of May 26, 2022, by and between Middlefield and the VCOC Investor (the “Voting and Shareholder Agreement”);

•	For so long as the VCOC Investor, directly or through one or more Affiliates, continues to hold any Middlefield Common Stock, without limitation or prejudice of any of the rights provided to the VCOC Investor under the Voting and Shareholder Agreement or any other agreement or otherwise, provide the VCOC Investor or its designated representative with:

(i)            the right to visit and inspect any of the offices and properties of Middlefield and its subsidiaries and inspect the books and records of Middlefield and its subsidiaries at such times as the VCOC Investor shall reasonably request upon three (3) business days’ notice but not more frequently than once per calendar quarter, provided, however, that such rights shall not extend to confidential bank supervisory communications, customer financial records or other “exempt records” as defined by 12 C.F.R. Part 309, or reports of examination of any national or state chartered insured bank, which information may only be disclosed by Middlefield or any subsidiary of Middlefield in accordance with the provisions and subject to the limitations of applicable law or regulation;

(ii)            consolidated balance sheets and statements of income and cash flows of Middlefield and its subsidiaries prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis (A) as of the end of each quarter of each fiscal year of Middlefield as soon as practicable after preparation thereof but in no event later than ninety (90) days after the end of such quarter, and (B) with respect to each fiscal year end statement, as soon as practicable after preparation thereof but in no event later than one hundred and twenty (120) days after the end of such fiscal year together with an auditor’s report thereon of a firm of established national reputation; and

(iii)            to the extent Middlefield or any of its subsidiaries is required by law or pursuant to the terms of any outstanding indebtedness of Middlefield or any subsidiary to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 or otherwise, actually prepared by Middlefield or any of its subsidiaries as soon as available;

provided, that, in each case, if Middlefield makes the information described in clauses (ii) and (iii) of this bullet point available through public filings on the EDGAR system or any successor or replacement system of the United States Securities and Exchange Commission, the delivery of the information shall be deemed satisfied by such public filings.

•	Make appropriate officers and directors of Middlefield, and its subsidiaries, available periodically and at such times as reasonably requested by the VCOC Investor for consultation with the VCOC Investor or its designated representative, but not more frequently than once per calendar quarter, with respect to matters relating to the business and affairs of Middlefield and its subsidiaries; and

•	If the VCOC Investor’s regular outside counsel determines in writing that other rights of consultation are reasonably necessary under applicable legal authorities promulgated after the date of this agreement to preserve the qualification of VCOC Investor’s investment in Middlefield as a “venture capital investment” for purposes of the United States Department of Labor Regulation published at 29 C.F.R. Section 2510.3-101(d)(3)(i) (the “Plan Asset Regulation”), Middlefield agrees to cooperate in good faith with the VCOC Investor to amend this letter agreement to reflect such other rights that are mutually satisfactory to Middlefield and the VCOC Investor and consistent with the Federal Reserve Policy Statement on Equity Investments in Banks and Bank Holding Companies; provided that such consultation rights shall be limited to once per calendar quarter.

Middlefield agrees to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by Middlefield.

The VCOC Investor agrees, and will require each designated representative of the VCOC Investor to agree, to hold in confidence and not use or disclose to any third party (other than its legal counsel and accountants) any confidential information provided to or learned by such party in connection with the VCOC Investor’s rights under this letter agreement except as may otherwise be required by law or legal, judicial or regulatory process or requested by a governmental authority or self-regulatory organization, provided that the VCOC Investor takes reasonable steps to minimize the extent of any such required disclosure.

In the event the VCOC Investor transfers all or any portion of its investment in Middlefield to an affiliated entity (or to a direct or indirect wholly-owned conduit subsidiary of any such affiliated entity) that is intended to qualify as a venture capital operating company under the Plan Asset Regulation, such affiliated entity shall be afforded the same rights that Middlefield has afforded to the VCOC Investor hereunder and shall be treated, for such purposes, as a third party beneficiary hereunder.

The rights of the VCOC Investor under this letter agreement are unique to the VCOC Investor and shall not be assignable or transferrable other than to an affiliated entity that is intended to qualify as a venture capital operating company under the Plan Asset Regulation.

This letter agreement and the rights and the duties of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of New York and may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

For the avoidance of doubt, the terms and conditions of this Agreement shall be conditioned upon the Closing and shall terminate in the event that the Merger Agreement is terminated.

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IN WITNESS WHEREOF, the parties have executed this letter agreement as of the date first above Written.

MIDDLEFIELD BANC CORP.

By:	/s/ James R. Heslop, II
Name:	James R. Heslop, II
Title:	President/Chief Executive Officer

Agreed and acknowledged as of the date first above Written:

CASTLE CREEK CAPITAL PARTNERS VI, LP

By:	/s/ Spencer Cohn
Name:	Spencer Cohn
Title:	Director

Signature Page to Castle Creek-Middlefield VCOC Letter Agreement